SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                    ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes               No      X
              ---------         ---------


         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

An Announcement on proposed privatization of Beijing Yanhua By China Petroleum & Chemical Corporation ("Registrant") through Beijing Feitian, as announced by the Registrant on March 4, 2005.

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                (a joint stock limited company incorporated in
            the People's Republic of China with limited liability)
                               (Stock code: 386)

                                 ANNOUNCEMENT
           PROPOSED PRIVATISATION OF BEIJING YANHUA BY SINOPEC CORP.
                            THROUGH BEIJING FEITIAN
               BY WAY OF MERGER BY ABSORPTION OF BEIJING YANHUA
                   UNDER ARTICLE 184 OF THE PRC COMPANY LAW

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The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec
Corp.") is pleased to announce that, at the special general meetings of Beijing Yanhua held on 4 March 2005, all the special resolutions proposed in relation to the Privatisation Proposal had been duly passed.

The Company and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement and the information herein does not contain any misrepresentations, misleading statement or material omission.
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The Board of Directors of Sinopec Corp. is pleased to announce that, at the special general meetings of Beijing Yanhua held on 4 March 2005, all the special resolutions proposed in relation to the Privatisation Proposal had been duly passed. Reference is made to:

(a) the joint announcement dated 29 December 2004 and made by Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua") and Sinopec Corp.; and

(b) the composite document issued jointly by Beijing Yanhua and Sinopec Corp. on 17 January 2005 (the "Circular");

regarding the proposal for the proposed privatisation of Beijing Yanhua through Beijing Feitian by way of merger by absorption of Beijing Yanhua under
Article 184 of the PRC Company Law at the cancellation price of HK$3.80 per H Share of Beijing Yanhua (the "Privatisation Proposal").

The implementation of the Privatisation Proposal is still subject to other conditions as set out in the Circular being fulfilled (or waived, as applicable). As stated in the Circular, both Beijing Feitian Petrochemical Co., Ltd and Beijing Yanhua will proceed to apply for the necessary approvals in the PRC to complete the Privatisation Proposal.

                                                   By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, the PRC, 4 March 2005

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          China Petroleum & Chemical Corporation


                                                                 By: /s/ Chen Ge

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: March 4, 2005